Eurotunnel PLC
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
Telephone: 01303 273300
Fax: 01303 850360

Internet: www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

10 February 2003

Dear Sirs,

RE : Eurotunnel PLC (82-2999)/Eurotunnel SA (82-3000) : Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following recent announcement:

- Eurotunnel's preliminary results for 2002.

Yours faithfully,

D Leonard
Secretary

EMBARGO: Not for release before 0700 hours (UK time) on Monday, 10 February 2003

2002 PRELIMINARY RESULTS

Eurotunnel achieves cash breakeven target

* 6% growth in shuttle services revenue
* Operating costs held at 2001 levels
* Operating profit up 3% to £194 million
* Financial operations reduce debt by over £400 million and interest charges by £34 million
* Underlying loss reduced by £42 million
* Cash breakeven target achieved with 102% interest cover
* Over £400 million exceptional profit generated from financial operations

Eurotunnel, operator of the Channel Tunnel, today announced its preliminary results for the year-ended 31 December 2002.

Richard Shirrefs, Chief Executive, said:

"Eurotunnel made significant progress during 2002 despite a difficult external environment. The marked slowdown in the economy led to volumes in the truck and passenger markets below expectations. However, with greatly improved service quality and higher yields from both the truck and passenger services, we achieved solid revenue growth from our core shuttle business.

Thanks also to tight control of spending and the successful financial operations completed in 2002, we reduced our underlying loss from £147 million to £105 million.

In the short term, the current weak economic environment and general geopolitical, economic and financial uncertainty is likely to limit our ability to build volumes and yields. However, Eurotunnel's market position and high quality service levels mean that we are well placed to benefit as market conditions improve. Our objective is to maintain cash breakeven in 2003, which will require continued growth in our operating cash flow to cover higher interest charges than in 2002 which benefited from £17 million non-recurring reductions."

Profit and Loss Account	2002	2001	2002/2001	2001
£ million	Actual	Restated	% Change	Reported
Exchange rate €/£	1.573	1.573		1.631
Shuttle services	333	315	+6%	310
Railways	217	214	+1%	211
Transport activities	**550**	**529**	+4%	**521**
Non-transport activities	20	28	-26%	27
Operating revenue	**570**	**557**	+2%	**548**
Other income	11	17		16
Total turnover	**581**	**574**	+1%	**564**
Operating costs	(247)	(247)	-	(242)
Operating margin	**334**	**327**	+2%	**322**
Depreciation and provisions	(140)	(139)		(139)
Operating profit	**194**	**188**	+3%	**183**
Interest	(299)			(330)
Underlying loss	**(105)**			**(147)**
Exchange (losses) / gains	(21)			9
Exceptional profit	428			6
Net profit / (loss)	**302**			**(132)**

In order to assist the comparison between 2002 and 2001 in this analysis, the operating results for 2001 have been restated at the exchange rate used for the preparation of the 2002 results (£1=€1.573) as set out in the tables.

Turnover
Shuttle services revenue of £333 million in 2002 was 6% higher than 2001 at constant exchange rates. Growth in truck volumes and yields delivered strong revenue growth. Modest revenue growth was achieved in the car and coach businesses, largely due to effective yield management. Railways revenue increased by 1% to £217 million and continues to be mainly payments guaranteed by the Minimum Usage Charge under the Railways Usage Contract. As a result, revenue from the core transport business increased by 4% to £550 million. Non-transport activities, which include revenue from retail, land development and telecoms activities declined by £8 million to £20 million due in large part to lower telecoms revenues and land sales.

Operating profit
In 2002 Eurotunnel held its operating costs at the same level as in 2001 at constant exchange rates. This reflects the success of tight cost control and improved productivity in the face of significant upward pressures from external sources, notably insurance premiums and the costs of sustaining high levels of security to protect the French terminal from intrusions by asylum seekers.

Depreciation and provisions increased slightly to £140 million. Operating profit improved by 3% to £194 million.

Interest
Eurotunnel's 2002 interest charge of £299 million was £31 million lower than in 2001 as a result of the financial operations completed in July which are more fully described below. £17 million of this reduction is non-recurring.

Net result
In 2002, Eurotunnel reduced its underlying loss by £42 million compared to 2001, to £105 million.

Exchange losses (which result principally from the revaluation of current accounts between Group companies and have no cash effect) of £21 million were recorded in 2002 compared to £9 million of exchange gains in 2001. Of the £428 million net exceptional profit, a profit of £433 million resulted from the financial operations completed in July, and £47 million from the purchase of UK leasing companies. Set against these exceptional profits is a write-off of £50 million mainly due to the successful completion of a rolling stock simplification programme, resulting in the write-off of the residual value of equipment which has been removed.

The net result for 2002 was a profit of £302 million, compared to a loss of £132 million in 2001.

Cash Flow Statement	2002	2001
£ million	Actual	Reported
Exchange rate €/£	1.537	1.643
Net cash flow from operations	348	320
Capital expenditure (net)	(41)	(82)
Cash flow after capital expenditure	**307**	**238**
Net interest paid	(248)	(245)
Net receipts from exchange rate hedging	2	-
Net receipts from financial operations	9	6
Net cash flow from change in financial assets & liabilities	10	(6)
Net equity receipts	1	-
Increase / (decrease) in cash balances	**81**	**(7)**
Interest cover before capital expenditure	116%	97%
Interest cover after capital expenditure	102%	72%

Cash flow and interest cover

Cash flow from operating activities increased by £28 million compared to 2001. Capital expenditure fell from £82 million in 2001 to £41 million in 2002, as the investment programme to increase truck shuttle capacity neared completion. Cash flow after capital expenditure increased sharply to £307 million. The increase in cash balances of £81 million resulted from these improvements and from cash generated by the UK leasing transactions.

As a result of increased cash flow from operations, lower capital expenditure and interest savings achieved through financial operations, Eurotunnel achieved its target of cash breakeven. Interest cover (which measures operating cash flow as a proportion of the net cash interest charge) after capital expenditure at 102% was 30 points above 2001. Interest cover before capital expenditure was 116% compared to 97% in 2001.

Financial operations

On 12 July 2002 Eurotunnel announced the successful completion of its debt buyback and refinancing proposals and its Equity Note exchange offer. As a result, Eurotunnel reduced its debt by £446 million, generated an exceptional profit of £433 million, and reduced interest charges for the year by £34 million compared to what they would have been had the operations not taken place.

With the proceeds from an issue of £740 million of fixed rate bonds repayable from 2026-2028, Eurotunnel repurchased £840 million of subordinated debt at a weighted average price of 43%, resulting in a net debt reduction of £443 million, and refinanced £343 million of its Junior Debt which was due to be repaid between 2007 and 2012. In addition Eurotunnel extended the maturity of £232 million of Senior Debt by seven years to 2009-2012. As a result of these operations, interest payable for 2002 was reduced by a net total of £18 million, of which £17 million is non-recurring.

The take up of the Equity Note exchange offer was 60% of the £636 million of the principal outstanding, resulting in a reduction in Eurotunnel's interest charges of £16 million in 2002. The repurchase of deferred interest resulted in a debt reduction of £3 million.

The table below shows the impact of these transactions on the balance sheet:

Debt & Equity Notes			
(£ billion)	at 31 December 2001 *		at 31 December 2002
Senior & 4th Tranche Debt	0.4		0.4
Tier 1A Debt	-	-0.2	0.7
Junior Debt	3.4		3.1
Resettable Advances	1.2		0.6
Stabilisation Facility	0.7		0.5
Accrued interest	0.1	-0.2	0.1
Participating Loan Notes	0.8		0.8
Equity Notes	0.7	-0.4	0.3
Total	7.3		6.5

* 2001 has been restated to exchange rate at 31 December 2002 of £1 = €1.537

Combined with the reduction in interest charges, the extension of debt repayments significantly reduces Eurotunnel's debt service over the next decade. No debt is now repayable before 2006.

The transactions resulted in the replacement of £1,186 million variable rate debt with £740 million of debt at fixed rates until 2026-2028, substantially reducing Eurotunnel's exposure to variable interest rates. As a result, over 80% of Eurotunnel's debt is either capped or fixed until 2009.

During 2002, Eurotunnel purchased three leasing companies in the UK, enabling immediate value to be obtained for a proportion of its tax losses. These transactions have generated a net

exceptional profit in 2002 of £47 million. The cash generated may, under the terms of Eurotunnel's loan agreements be used to repay debt, or repurchase debt at a discount to market value. The £630 million debt raised to fund the leasing activities is fully secured on lease receivables with no recourse to other Group companies, and can be found on the balance sheet under "other financial creditors". A similar value of lease receivables can be found under "other financial debtors".

Concluding, Charles Mackay, Chairman of the Joint Board, said:

"We are pleased to have achieved our objective of reaching cash breakeven in 2002, a target that we set ourselves three years ago in an easier world. However, we are disappointed that our share price remains depressed, despite having delivered such significant financial and operational improvements in 2002.

We now have a more stable balance sheet. Our shuttle business is strong and commercially successful. Our challenge now is to work with the railway operators and the governments to develop long term growth in through rail traffic."

END

Notes to editors:

(1) The message to shareholders from the Chairman of the Joint Board and the Chief Executive is attached.
(2) The summary Eurotunnel Group Combined Accounts are attached.
(3) A conference call for UK wire service journalists will be held at 7.40am UK time today. Dial-in tel: 020 7984 7582.

Media enquiries:
Kevin Charles, Eurotunnel Press Office
tel: 01303 288728 or 01303 288737

Sue Pemberton, Citigate Dewe Rogerson
tel: 020 7282 2842

Investor enquiries:
Sarah Dorso, Eurotunnel Investor Relations
tel: 01303 286479

News release no. 835

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

MESSAGE TO SHAREHOLDERS FROM THE CHAIRMAN OF THE JOINT BOARD & THE CHIEF EXECUTIVE

Eurotunnel made significant progress during 2002 despite a difficult external environment. The marked slowdown in the economy led to volumes in the truck and passenger markets below expectations. However, with greatly improved service quality and higher yields from both the truck and passenger services, we achieved solid revenue growth from our core shuttle business.

We have persistently called for decisive action by both governments to deal with incursions onto our French terminal by asylum seekers. Action has finally been taken resulting in the closure of the Sangatte centre at the end of the year, and a firm re-imposition of public order in the area. As a result, attempted incursions have all but stopped. Our own security levels, which allowed us to protect our services from disruption throughout 2002, remain high, but it is imperative that the governments continue to maintain public order.

Our commitment to controlling spending continued, and despite significant upward pressure from external sources, notably insurance premiums and security costs, improved productivity led to operating costs being held at last year's levels. Our capital expenditure dropped sharply as the

truck shuttle expansion programme nears completion. The financial operations we completed in 2002 led to lower interest charges and a £446 million net debt reduction.

As a result, we reduced our underlying loss from £147 million to £105 million. Equally significantly, we achieved our objective of reaching cash breakeven in 2002, a target that we set ourselves three years ago in an easier world. We are disappointed that our share price remains depressed, despite having delivered such significant financial and operational improvements in 2002.

We still have much to do: our debts are still too high and we have not yet delivered returns to our shareholders. We will continue to improve the performance of our core shuttle business. We will further reduce our costs wherever possible. We will seek to exploit all the remaining opportunities to reduce the debt burden. We will work hard on securing the necessary growth in our revenues in the longer term.

In the short term, the current weak economic environment and general geopolitical, economic and financial uncertainty is likely to limit our ability to build volumes and yields. However, Eurotunnel's market position and high quality service levels mean that we are well placed to benefit as market conditions improve. Our objective is to maintain cash breakeven in 2003, which will require continued growth in our operating cash flow to cover higher interest charges than in 2002 (which benefited from £17 million non-recurring reductions).

Longer term, part of our revenues will depend on the success of the through-rail services currently operated by Eurostar, SNCF and EWS, particularly after the Minimum Usage Charge ceases at the end of 2006. The traffic levels delivered by these operators are significantly below the forecasts provided by the national railways before the decision to build the Channel Tunnel was taken - less than half the number of passengers, and less than a third of the rail freight tonnage. The opening of the first stage of the UK high-speed line in late 2003 and the second stage in 2007, and the completion of the Dutch high-speed line in 2007, will provide significant growth opportunities for Eurostar. Liberalisation of the European rail freight market provides a favourable context for Eurotunnel to play a more active role in rail freight development, in partnership with the existing railways where possible. However, the British and French governments must play a more active and co-ordinated role in ensuring the development of through-rail services in order to justify their own massive direct and indirect investments in the infrastructure surrounding the Channel Tunnel.

We now have a more stable balance sheet. Our shuttle business is strong and commercially successful. Our challenge now is to work with the railway operators and the governments to develop long term growth in through rail traffic.

Charles Mackay, Chairman of the Joint Board
Richard Shirrefs, Chief Executive

SUMMARY EUROTUNNEL GROUP COMBINED ACCOUNTS

Balance Sheet		
	31 DECEMBER 2002	31 DECEMBER 2001
	£'000	£'000
ASSETS		
TANGIBLE FIXED ASSETS		
Concession fixed assets	8,829,951	8,961,339
Other fixed assets	3,031	3,168
Total tangible fixed assets	**8,832,982**	**8,964,507**
FINANCIAL FIXED ASSETS		
Shares	100	94
Others	15,448	69
Total fixed assets	**8,848,530**	**8,964,670**
Stocks	13,853	12,956
Trade debtors	47,517	48,708

Other debtors	12,854	10,200
Other financial debtors	630,426	100,096
Investments and liquid funds	241,528	154,740
Total current assets	**946,178**	**326,700**
Prepaid expenses	43,080	44,925
Total assets	**9,837,788**	**9,336,295**
SHAREHOLDERS' FUNDS AND LIABILITIES		
Issued share capital	264,160	234,251
Share premium account	2,126,706	1,773,484
Other reserve	3,483	3,483
Profit and loss account reserve	(603,359)	(470,951
Profit / (loss) for the year	302,487	(132,408
Exchange adjustment reserve	325,848	538,104
Total shareholders' funds	**2,419,325**	**1,945,963**
Provisions	**86,393**	**68,357**
Loan notes	1,091,628	1,427,907
Loans	5,273,400	5,469,442
Accrued interest	127,637	136,344
Overdrafts	8	3
Other financial creditors	630,426	100,096
Other creditors	184,768	163,245
Total creditors	**7,307,867**	**7,297,037**
Deferred income	24,203	24,938
Total shareholders' funds and liabilities	**9,837,788**	**9,336,295**

Profit and Loss Account		
	YEAR ENDED	YEAR ENDED
	31 DECEMBER 2002	31 DECEMBER 2001
	£'000	£'000
TURNOVER		
Turnover and other operating income	570,198	547,504
Other income	10,948	16,455
Total turnover	**581,146**	**563,959**
OPERATING EXPENDITURE		
Materials and services (net)	144,433	146,211
Staff costs	102,030	95,284
Depreciation	119,149	115,438
Provisions	20,679	23,087
Other operating charges	680	758
Total operating expenditure	**386,971**	**380,778**
Operating profit	**194,175**	**183,181**
FINANCIAL INCOME		
Interest receivable and similar income	17,420	9,145
Profit on disposal of investments	593	667
Exchange differences	4,529	9,504
Total financial income	**22,542**	**19,316**

FINANCIAL CHARGES		
Interest payable and similar charges	316,991	340,386
Exchange differences	25,499	606
Total financial charges	**342,490**	**340,992**
Financial result	**(319,948)**	**(321,676**
Exceptional result	**428,289**	**6,108**
Taxation	**29**	**21**
RESULT		
Profit / (loss) for the year	**302,487**	**(132,408**
Earnings / (loss) per Unit	13.6p	(6.4p
Fully diluted earnings / (loss) per Unit	13.1p	(4.1p

Cash Flow Statement		
	YEAR ENDED	YEAR ENDED
	31 DECEMBER 2002	31 DECEMBER 2001
	£'000	£'000
Net cash inflow from operating activities	348,059	319,982
Taxation	(29)	(21
Returns on investments and servicing of finance	(245,567)	(244,748
Capital expenditure	(41,118)	(81,865
Other non-operating cash flows	8,641	6,478
Cash inflow / (outflow) before financing	**69,986**	**(174**
Financing	**11,340**	**(6,380**
Increase / (decrease) in cash in the period	**81,326**	**(6,554**

Notes

1. The Summary Financial Statements are extracted from the Report and Accounts of Eurotunnel which were approved by the Board on 7 February 2003.
2. The Combined Accounts have been prepared applying exchange rates described in the notes to the accounts. The average €/£ exchange rate in 2002 was £1 = € 1.573 (average 2001 exchange rate: £1 = € 1.631). The 2002 year end exchange rate was £1 = € 1.537 (31 December 2001 : £1 = € 1.643).
3. The Auditors and Commissaires aux Comptes have reported on the Combined Accounts. Their report was not qualified.
4. The Combined Accounts consist of the combination of the accounts of Eurotunnel plc Group and Eurotunnel SA Group. These Combined Accounts have been prepared on the going concern basis, under the historical cost convention and in accordance with accounting principles generally accepted in France and the accounting policies set out in the notes to the accounts. The Combined Accounts constitute the Eurotunnel SA Group Consolidated Accounts according to French law.
5. Earnings/(loss) per Unit.

	2002	**2001**
	(p)	**(p**
Basic	13.6	(6.4
Pre-exceptional result	(5.7)	(6.6
Fully diluted	13.1	(4.1

The basic earnings per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,216,918,185 (2001: 2,083,750,996) and the profit for the year of £302,487,000 (2001 loss : £132,408,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £125,802,000 (2001: £138,516,000) before crediting the exceptional profit of £428,289,000 in 2002 (2001: £6,108,000).

The fully diluted earnings per Unit for the year is calculated using the fully diluted number of Units of 2,400,114,202 (2001: 2,547,933,007) and the adjusted profit for the year of £313,589,000 (2001 loss : £104,855,000).